UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Digital Media Solutions, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

25401G106

(CUSIP Number)

James H. Miller

General Counsel & Corporate Secretary

Clairvest Group Inc.

22 St. Clair Avenue East, Suite 1700 Toronto, Ontario, Canada M4T 2S3

416.925.9270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Clairvest Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,420,426
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,420,426

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,420,426
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

All percentages of Common Stock outstanding contained herein are based on 2,765,764 shares of Class A Common Stock outstanding as of November 10, 2023, as reported on the Form 10-Q filed by the Issuer on November 14, 2023 plus 151,191 shares of Class A Common Stock acquired by Clairvest Direct Seller (as defined herein) in exchange for the retirement of 151,191 shares of Class B Common Stock upon redemption of 151,191 units of Digital Media Solutions Holdings, LLC, an indirect subsidiary of the Issuer, by Clairvest Direct Seller on April 12, 2024. Includes 61,480 warrants to purchase Common Stock.

1	NAMES OF REPORTING PERSONS Clairvest Equity Partners V Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 832,526
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 832,526

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,526
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Include 36,169 warrants to purchase Common Stock.

1	NAMES OF REPORTING PERSONS CEP V Co-Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Manitoba, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 424,536
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 424,536

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 424,536
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Includes 18,444 warrants to purchase Common Stock.

1	NAMES OF REPORTING PERSONS CEP V-A DMS AIV Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 158,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 158,058

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,058
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Includes 6,867 warrants to purchase Common Stock.

EXPLANATORY NOTE

This Amendment No. 4 to the initial Schedule 13D filed on July 27, 2020, as amended by Amendment No. 1 filed with the SEC on July 31, 2020, Amendment No. 2 filed with the SEC on October 26, 2020 and Amendment No. 3 filed with the SEC on August 29, 2023, is being filed jointly by Clairvest Group Inc. (“Clairvest”), Clairvest Equity Partners V Limited Partnership (“Blocker Seller 1”), CEP V Co-Investment Limited Partnership (“Blocker Seller 2” and, together with Blocker Seller 1, “Blocker Sellers”) and CEP V-A DMS AIV Limited Partnership (“Clairvest Direct Seller”, together with Clairvest and Block Sellers, the “Reporting Persons”) with respect to the Class A common stock, par value $0.0001 per share (the “Common Stock” or “Class A Common Stock”) of Digital Media Solutions, Inc., a Delaware corporation (the “Issuer”), to reflect (i) the addition of Clairvest Direct Seller as a Reporting Person, and (ii) the change in the beneficial ownership of Common Stock by the Reporting Persons in connection with the acquisition of 151,191 shares of Class A Common Stock by Clairvest Direct Seller in exchange for the retirement of 151,191 shares of Class B Common Stock (as defined below) upon redemption of 151,191 units of Digital Media Solutions Holdings, LLC, an indirect subsidiary of the Issuer (the “Units”), by Clairvest Direct Seller on April 12, 2024. Disclosure items set forth in the Schedule 13D (as amended, the “Schedule 13D”) shall remain in effect, except to the extent expressly amended or superseded by this Amendment No. 4. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety with the following:

This Schedule 13D is being jointly filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Clairvest Group Inc., an Ontario, Canada corporation (“Clairvest”);

(ii)	Clairvest Equity Partners V Limited Partnership, an Ontario, Canada limited partnership (“Blocker Seller 1”);

(iii)	CEP V Co-Investment Limited Partnership, a Manitoba, Canada limited partnership (“Blocker Seller 2” and, together with Blocker Seller 1, “Blocker Sellers”); and

(iv)	CEP V-A DMS AIV Limited Partnership, a Delaware limited partnership (“Clairvest Direct Seller”, together with Clairvest and Block Sellers, the “Reporting Persons”)

Each of the Blocker Sellers and Clairvest Direct Seller is a limited partnership with a general partner that is a wholly-owned subsidiary of Clairvest.

The business address of each of the Reporting Persons is 22 St. Clair Avenue East, Suite 1700, Toronto, Ontario, Canada M4T 2S3. The principal business of each of the Reporting Persons is investing in mid-market companies, principally in North America.

Information with respect to the executive officers and directors of each of the Reporting Persons (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of Reporting Persons and, to their respective knowledge, none of their Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented to include the information set forth in Items 4 and 5 of this Amendment No. 4.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

On April 12, 2024, Clairvest Direct Seller was issued 151,191 shares of Class A Common Stock in exchange for the retirement of 151,191 shares of Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock”) upon redemption of the Units. No additional consideration was paid by the Reporting Persons in connection with the redemption. This Amendment No. 4 gives effect to such redemption and issuance of 151,191 shares of Class A Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety with the following:

(a) and (b)

All percentages of Common Stock outstanding contained herein are based on 2,765,764 shares of Class A Common Stock outstanding as of November 10, 2023, as reported on the Form 10-Q filed by the Issuer on November 14, 2023.

Prism Data, LLC (“Prism”) and Clairvest, as parties to the Director Nomination Agreement, may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Act. Accordingly, such group collectively may beneficially own 47.7% of the 2,765,764 shares of Class A Common Stock outstanding. Shares of Common Stock disclosed as beneficially owned by Clairvest exclude shares of Common Stock held by any of the other parties to the Director Nomination Agreement, as to which Clairvest disclaims beneficial ownership.

Clairvest may be deemed to beneficially own and share the power to vote and dispose of 1,420,426 shares of Common Stock, which represents 47.7% of the Common Stock outstanding, including: (i) an aggregate of 1,358,946 shares of Class A Common Stock that are either directly held by the Clairvest Funds or over which the Clairvest Funds exercise voting and investment discretion, which includes (a) 796,357 shares held by Blocker Seller 1, (b) 406,092 shares held by Blocker Seller 2 and (c) 151,191 shares held by Clairvest Direct Seller; and (ii) Seller Warrants held directly by the Clairvest Funds to purchase an aggregate of 61,480 shares of Class A Common Stock, which consist of (a) warrants to purchase 36,169 shares held by Blocker Seller 1, (b) warrants to purchase 18,444 shares held by Blocker Seller 2 and (c) warrants to purchase 6,867 shares held by Clairvest Direct Seller. The following table summarizes each Reporting Person’s beneficial ownership of Class A Common Stock:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Clairvest Group Inc.	1,420,426	47.7%	0	1,420,426	0	1,420,426
Clairvest Equity Partners V Limited Partnership	832,526	28.2%	0	832,526	0	832,526
CEP V Co-Investment Limited Partnership	424,536	14.5%	0	424,536	0	424,536
CEP V-A DMS AIV Limited Partnership	158,058	5.4%	0	151,191	0	158,058

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction involving shares of Common Stock in the past 60 days.

(d) The limited partnership interests in (i) each of Blocker Seller 1 and Clairvest Direct Seller are held by third parties that are not affiliated with Clairvest and (ii) Blocker Seller 2 is controlled by Clairvest. No person other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e) Not applicable.

Item 7.	Material to be filed as Exhibits.

Exhibit Number	Description

99.12	Joint Filing Agreement, dated as of April 16, 2024, by and among Clairvest Group Inc., Clairvest Equity Partners V Limited Partnership, CEP V Co-Investment Limited Partnership and CEP V-A DMS AIV Limited Partnership.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2024

CLAIRVEST GROUP INC.

By:	/s/ Michael Wagman
Name:	Michael Wagman
Title:	President

By:	/s/ James Miller
Name:	James Miller
Title:	General Counsel & Corporate Secretary

CLAIRVEST EQUITY PARTNERS V LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GP MANAGECO INC.

By:	/s/ Michael Wagman
Name:	Michael Wagman
Title:	President

By:	/s/ James Miller
Name:	James Miller
Title:	Secretary

CEP V CO-INVESTMENT LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GENERAL PARTNER V L.P., by its general partner, CLAIRVEST GP (GPLP) INC.

By:	/s/ Michael Wagman
Name:	Michael Wagman
Title:	President

By:	/s/ James Miller
Name:	James Miller
Title:	Secretary

CEP V-A DMS AIV LIMITED PARTNERSHIP, by its general partner, CEP V-A DMS AIV GP INC.

By:	/s/ Michael Wagman
Name:	Michael Wagman
Title:	President

By:	/s/ James Miller
Name:	James Miller
Title:	Secretary

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual associated with Clairvest Group Inc., CEP V Co-Investment Limited Partnership, Clairvest Equity Partners V Limited Partnership and CEP V-A DMS AIV Limited Partnership is 22 St. Clair Avenue East, Suite 1700, Toronto, Ontario, Canada M4T 2S3.

Clairvest Group Inc.

Name and Position of Officer or Director	Principal Occupation or Employment	Citizenship
Kenneth Rotman	Chief Executive Officer & Managing Director (Director)	Canadian

Michael Wagman	President & Managing Director (Director)	Canadian

Daniel Cheng	Partner, Chief Financial Officer	Canadian

James Miller	Partner, General Counsel & Corporate Secretary	Canadian / U.S.

John Barnett	Corporate Director (Director)	Canadian / U.S. / U.K.

Michael Bregman	Chairman	Canadian

Anne Mette de Place Filippini	Chief Investment Officer, Burgundy Asset Management Ltd. (Director)	Canadian / Danish / Swiss

Joseph E. Fluet	Executive Chairman of MAG Aerospace (Director)	U.S.

G. John Krediet	Chairman of CF Capital Management (Director)	U.S. / Netherlands

William F. Morneau	Corporate Director (Director)	Canadian

B. Jeffrey Parr	Vice-Chairman (Director)	Canadian

Lionel Schipper	President of Schipper Enterprises Inc. (Director)	Canadian

Rick Watkin	President & CEO, KUBRA Data Transfer Ltd. (Director)	Canadian

Peter Zemsky	Professor, INSEAD (Director)	France / U.S.

Clairvest Equity Partners V Limited Partnership

Name and Position of Officer or Director	Principal Occupation or Employment	Citizenship
Kenneth Rotman	Chief Executive Officer (Director)	Canadian

Michael Wagman	President (Director)	Canadian

Daniel Cheng	Chief Financial Officer	Canadian

James Miller	Corporate Secretary	Canadian / U.S.

CEP V Co-Investment Limited Partnership

Name and Position of Officer or Director	Principal Occupation or Employment	Citizenship
Kenneth Rotman	Chief Executive Officer (Director)	Canadian

Michael Wagman	President (Director)	Canadian

Daniel Cheng	Chief Financial Officer	Canadian

James Miller	Corporate Secretary	Canadian / U.S.

CEP V-A DMS AIV Limited Partnership

Name and Position of Officer or Director	Principal Occupation or Employment	Citizenship
Kenneth Rotman	Chief Executive Officer (Director)	Canadian

Michael Wagman	President (Director)	Canadian

Daniel Cheng	Chief Financial Officer	Canadian

James Miller	Corporate Secretary	Canadian / U.S.